Companies Ordinance
Company limited by shares

Memorandum of Association

Of:

Scopus Video Networks Ltd.

1.	The name of the Company is:

Scopus Video Networks Ltd.

2.	The objects for which the Company is established are, inter alia, as follows:

2.1
To establish, operate and maintain communication systems, supply communication and ancillary services to engage in the trading of communications and auxiliary equipment, and engage in various fields in the field of communications.

	2.2	To assume and effect any act or transaction that may, directly or indirectly, assist in attaining all or any of such objects.

2.3
To borrow, raise and secure the payment of any sum of money in such form and on such terms as the Company will deem fit, including by the issue of debentures, series and stock of debentures, and which are secured by all or any part of the existing or future property of the Company, by land and movables, including the uncalled capital, and purchase, redeem and release any such security, the Company being further entitled to secure the repayment of any monies loaned by granting mortgages, floating, fixed and special charges, and pledges over its real estate and other assets, in whole or in part, and redeem and discharge any such mortgage, charge or pledge.

2.4
To purchase and otherwise acquire, take leases or tenancies of, convert, erect, posses, manage and develop, sell, grant leases or tenancies of, exploit and trade in all kinds of land, residential dwellings, businesses, shops, storehouses, installations and any land, movables and other property as the Company will deem fit.

2.5
To purchase, take leases of, possess, manage, otherwise acquire, lands, offices and shops, storehouses, structures, machinery, equipment, means of transportation, for the production, sale, storage or the transportation of merchandise, raw materials and any commodity and product as the Company will hold from time to time.

	2.6	To sell or otherwise transfer all or any part of the undertaking and property of the Company for such consideration as it will deem fit, particularly against shares, debenture stock or other security.

2.7
To apply for, obtain, acquire, hold, maintain, exploit, sell, transfer in any part of the world, patents, plans, production processes, know-how, professional secrets, permits, licences, rights of possession, franchise, sales and rights and interests of any kind entitling or authorizing or enabling the Company to engage in any business that it is authorized to deal in.

2.8
To purchase or otherwise acquire and undertake and receive - any business as a going concern or otherwise - any property, assets, goodwill, rights and liabilities of any person, member or company which could be beneficial to or advance any matter found amongst any of the objects of the Company.

	2.9	To amalgamate or merge with any company, establish any company or companies, enter into any partnership or other arrangement in order to accomplish such objects.

	2.10	To enter into and sign in connection with the objects of the Company, any instrument, contract or agreement and bills of exchange.

	2.11	To invest and deal with the monies of the Company not immediately required for its business in such manner as the Company shall determine, from time to time.

2.12
To do all such other acts as are expressly or impliedly related to or involved in the objects contained in this Memorandum of Association or which may assist, be conducive to or in any way add to the attainment of the above objects or any of them.

3.	The liability of the members is limited.

4.	The share capital of the Company is as determined in the Company’s Articles of Association.

5.
The general shareholders meeting of the Company may amend this Memorandum of Association by an ordinary resolution approved by more than 50% the votes of the shares entitled to vote and voting in person or by proxy at such meeting.